May 28, 2019

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: The Registration Statement filed on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”), and Securities Act of 1933, as amended (the “1933 Act”), of Leader Funds Trust (File Nos. 333-229484 and 811-23419)

Ladies and Gentlemen:

On behalf of Leader Funds Trust (the “Trust”), we enclose pre-effective amendment No. 2 to Form N-1A, which is being filed to address comments received from the Staff on our pre-effective amendment No. 1 filing.

If you have any questions concerning the foregoing, please contact the undersigned at (913) 660-0778 or john.lively@practus.com

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Very truly yours,

/s/ John H. Lively

On behalf of Practus, LLP

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com